Exhibit 99.1

ICON Reports Full-Year 2010 Revenue of $900m and EPS of $1.44

Highlights – Full Year 2010 and Fourth Quarter ended December 31.

* 2010 net revenue increased 1.4% to $900 million, or 3.1% on a constant currency basis. Q4 net revenues increased 2.1% or 5.6% on a constant currency basis to $232 million.

* 2010 operating income was 10.2% or $92 million. Q4 operating income was 9.5% or $22 million.

* Diluted 2010 EPS was $1.44. EPS for Q4 was 36 cents.

* 2010 net new business awards were $1.05 billion, a book-to-bill of 1.16x. Q4 net business awards were $237 million, a book-to-bill of 1.0x.

* Guidance for 2011 is for revenue in the range of $945 - $980 million, growth of 5 – 9%, and EPS in the range of $1.10 to $1.25

DUBLIN--(BUSINESS WIRE)--February 24, 2011--ICON (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the full year and fourth quarter ended December 31, 2010.

Net revenues for 2010 grew 1.4% to $900 million, representing a constant currency increase of 3.1% year on year.

Operating income was $92 million, representing 10.2% of revenue, compared to $116.3 million and 13.1% last year. This comprised clinical services operating income of $104.8 million or 12.5% and central lab operating losses of $12.8 million.

Net income was $87.1 million, a net margin of 9.7%, compared to $91.6 million last year and 10.3% of revenue. Diluted EPS for 2010 was $1.44 per share compared with $1.53 in 2009.

For the fourth quarter, net revenues grew 2% to $232.1 million. On a constant currency basis the increase was 5.6%.

Operating income was $22 million, representing 9.5% of revenue, compared to $29.6 million or 13% for the same quarter last year. This comprised clinical services operating income of $26 million or 12.1% and a central lab operating loss of $4 million.

Net income was $22 million, compared with $23.9 million last year, producing a diluted earnings per share of 36c compared to 40c in the same quarter last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 37 days at December 31, 2010. This compares to 33 days at December 31, 2009.

For the quarter ended December 31, 2010, cash provided by operating activities was $31.9 million and capital expenditure was $7.1 million. Full year 2010 cash flow from operating activities was $87.4 million and capital expenditure was $31 million. As a result, the company’s net cash amounted to $256 million at December 31, 2010 compared to $194 million of net cash at December 31, 2009.

Commenting on the results, CEO Peter Gray said “2010 has been a challenging year, as some parts of our business, and particularly our central lab, absorbed the impact of the weak business environment in 2009. 2010 has also seen an acceleration in the pace of change in the biopharmaceutical industry, which is creating strong opportunities for the future, but is requiring us to adapt our business model and structures to effectively capitalise on these. This process continues, and we are making significant investments to build additional capabilities, to leverage our scale more effectively, and to implement process and systems change necessary to prosper in the evolving market. We do not expect the benefit of our investments to be realised until late 2011 and into 2012. Consequently we are guiding revenue for 2011 in the range of $945 – $980 million, representing growth of 5-9%, and EPS in the range of $1.10 - $1.25.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The company will hold its fourth quarter conference call today, February 24, 2011 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website under “Investors”. This calendar will be updated regularly.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 77 locations in 39 countries and has approximately 7,700 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Before one time net charges & tax credits)

Three and Twelve Months ended December 31, 2010 and December 31, 2009
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Gross Revenue	317,279	321,541	1,263,147	1,258,227

Reimbursable expenses	85,193	94,122	363,103	370,615

Net Revenue	232,086	227,419	900,044	887,612

Costs and expenses
Direct costs	139,741	131,291	541,388	507,783
Selling, general and administrative	61,463	57,271	232,688	230,910
Depreciation and amortization	8,868	9,238	33,873	32,659

Total costs and expenses	210,072	197,800	807,949	771,352

Income from operations	22,014	29,619	92,095	116,260

Interest income/(expense)	484	(474)	629	(2,778)

Income before provision for income taxes	22,498	29,145	92,724	113,482

Provision for income taxes	(398)	(5,237)	(5,653)	(21,924)

Net income	22,100	23,908	87,071	91,558

Net income per ordinary share
Basic	$0.37	$0.41	$1.46	$1.56

Diluted	$0.36	$0.40	$1.44	$1.53

Weighted average number of ordinary shares
Basic	60,145,383	58,808,946	59,718,934	58,636,878

Diluted	60,817,130	60,092,814	60,637,103	59,900,504

ICON plc

Consolidated Income Statements (US GAAP)

Three and Twelve Months ended December 31, 2010 and December 31, 2009
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Gross Revenue	317,279	321,541	1,263,147	1,258,227

Reimbursable expenses	85,193	94,122	363,103	370,615

Net Revenue	232,086	227,419	900,044	887,612

Costs and expenses
Direct costs	139,741	131,291	541,388	507,783
Selling, general and administrative	61,463	57,271	232,688	230,910
Depreciation and amortization	8,868	9,238	33,873	32,659
One time net charges	-	(133)	-	8,808
Total costs and expenses	210,072	197,667	807,949	780,160

Income from operations	22,014	29,752	92,095	107,452

Interest income/(expense)	484	(474)	629	(2,778)

Income before provision for income taxes	22,498	29,278	92,724	104,674

Provision for income taxes	(398)	1,598	(5,653)	(10,375)

Net income	22,100	30,876	87,071	94,299

Net income per ordinary share
Basic	$0.37	$0.53	$1.46	$1.61

Diluted	$0.36	$0.51	$1.44	$1.57

Weighted average number of ordinary shares
Basic	60,145,383	58,808,946	59,718,934	58,636,878

Diluted	60,817,130	60,092,814	60,637,103	59,900,504

ICON plc

Summary Balance Sheet Data

December 31, 2010 and December 31, 2009
(Dollars, in thousands)

		December 31,	December 31,
		2010	2009
		(Audited)	(Audited)
Cash and short-term investments		255,706	194,028
Debt		-	-
Net cash		255,706	194,028

Accounts receivable		164,907	191,924
Unbilled revenue		101,431	92,080
Payments on account		(134,240)	(165,198)
Total		132,098	118,806

Working Capital		329,350	235,906

Total assets		949,538	908,398

Shareholders’ equity		669,999	572,246

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	Brendan Brennan VP Corp Fin+ 353 1 291 2000
	all at ICON.
	http://www.iconplc.com

CONTACT:
ICON plc
Contact : Investor Relations 1-888-381-7923
or
Ciaran Murray Chief Financial Officer + 353 –1-291-2000
or
Brendan Brennan SVP Corp Fin + 353 –1-291-2000
or
Sam Farthing VP Investor Relations + 353 –1-291-2000